Sun Pharmaceutical Industries Limited Tandalja, Vadodara - 390 020, INDIA. Tel. : 91 - 265 - 6615500 / 6615600 / 6615700 Fax : 91 - 265 - 2354897

January 2, 2009

To:
The Board of Directors
Taro Pharmaceutical Industries Limited.
14 Hakitor Street
P.O. Box 10347
Haifa Bay 26110, Israel
Fax: 972-4-872-7165

Taro Pharmaceutical Industries Limited.
Euro Park (Italy Building), Yakum Business Park
Yakum 60972, Israel
Fax: 972-9-955-7443

Taro Pharmaceutical Industries Limited.
Three Skyline Drive, Hawthorne
New York 10532, USA
Fax: 1-914-345-8728

Dear Sirs,

Re: Taro Pharmaceutical Industries Ltd. (“Taro”)
Settlement Proposals for Litigation

I am writing to you in your respective capacities as members of the Board of Directors of Taro. As you know, I am Chairman of the Board of Directors of Sun Pharmaceutical Industries Ltd. (“Sun”), Taro’s largest equity stakeholder, by virtue of Taro shares owned by Sun’s subsidiaries.

In connection with the on-going litigation between Sun (Sun Pharma together with its subsidiaries), Taro and Templeton in Israel, the Supreme Court of the State of Israel, on December 8, 2008, recommended that the parties negotiate with one another with a view to reaching a settlement to resolve the dispute and to update the Supreme Court within 30 days as to the result of such negotiations.

In accordance with the suggestion of the Supreme Court, Sun’s Israeli legal counsel immediately initiated discussions with Taro’s Israeli legal counsel, and on December 22 presented certain proposals which were in line with the Supreme Court’s suggested resolution.  Unfortunately, we have not received any substantive response

Corporate Office :  ACME PLAZA, Andheri Kurla Road, Andheri(E), Mumbai - 400 059 INDIA.
Tel. : (91 - 22) 28230102 / 28211260 / 28212143,  Fax (91 – 22) 28212010,  Website : www.sunpharma.com

Sun Pharmaceutical Industries Limited Tandalja, Vadodara - 390 020, INDIA. Tel. : 91 - 265 - 6615500 / 6615600 / 6615700 Fax : 91 - 265 - 2354897

to our proposals. I wanted to ensure, therefore, that you had the full details of such proposals for your review and deliberation, in an attempt to avoid further delays and perhaps reach an agreement on this matter.

For the record, I am attaching hereto the proposals that were provided on behalf of Sun to Taro’s Israeli legal counsel on December 22, 2008.

We are open to discuss either of the proposals, and I believe that both of the proposals offer an excellent solution to this dispute and offer a significant premium to the public shareholders of Taro over current market prices, especially in light of the current economic environment and the general lack of liquidity in equity markets.  Please feel free to contact me should you have any questions as to the proposals.

This letter is delivered without prejudice to, and should not be construed as a waiver of, any right, claim or remedy available to Sun and/or to its subsidiaries, in this or any other matter.

Sincerely yours,

For Sun Pharmaceutical Industries Limited

/s/ Dilip Shanghvi
Dilip Shanghvi

Chairman & Managing Director

Corporate Office :  ACME PLAZA, Andheri Kurla Road, Andheri(E), Mumbai - 400 059 INDIA.
Tel. : (91 - 22) 28230102 / 28211260 / 28212143,  Fax (91 – 22) 28212010,  Website : www.sunpharma.com

Confidential
Non-binding. For discussion purposes only.
Subject to approval by the Board of Directors of Sun / Alkaloida

Proposals

Option 1

1.	Taro will withdraw its purported termination of the Merger Agreement and acknowledge that the Merger Agreement is in full force and effect.

2.	Taro and Sun agree to amend the Merger Agreement to increase the merger consideration to $9.50.

3.	Sun will acknowledge that, as a result, the Option Agreement has not been currently exercisable and Sun will terminate the tender offer.

4.
The Levitts and Moros will immediately deliver their shares to an independent escrow agent pending the closing of the Merger or subsequent tender offer. The escrow agent will be instructed to release the shares to Sun upon notice from the depositary of the closing of either the Merger or the Tender Offer and payment to the depositary of the option consideration.  The insider directors appointed by Levitt/Moros shall resign immediately and be replaced by independent appointees designated by Sun.  Barrie Levitt, Tal Levitt, Daniel Moros and Jacob Levitt shall resign their executive positions with Taro.

5.
Sun will have a right to terminate the Merger Agreement if the Israeli injunction is not lifted within 30 days or is reinstated at any time.  If Sun terminates the Merger Agreement (or if the Merger Agreement is otherwise terminated), Sun will conditionally agree to pay Levitt/Moros $8.75 per Ordinary Share upon closing of the Option Agreement, notwithstanding the provisions of the Option Agreement.  The tender offer to be issued simultaneously with an exercise of the Option Agreement will also be at a price of $8.75 per Ordinary Share.  In addition, upon written request of Sun at any time following its exercise of the Option Agreement, Levitt/Moros will agree to an immediate cancellation of the founder’s shares either by way of redemption of such shares by Taro for nominal value or conversion of such shares into deferred shares.

6.	Taro will agree to deliver notice of, and to hold, the shareholders meeting within 30 and 60 days, respectively, of the settlement date.

7.	In addition, Sun, Taro, Taro’s directors, the Levitts and Moros acknowledge and agree that:

a.      no special tender offer was, or would be, required for purposes of the Option Agreement.

b.      the Tender Offer, as originally constituted and as amended, complies with the terms of the Option Agreement.

c.      Taro and the independent directors withdraw their Israeli appeal and request the withdrawal of the corresponding injunction prohibiting the closing of the Tender Offer.

d.      Taro and the independent directors withdraw the Irish facility litigation.

e.      Taro, Taro’s directors, the Levitts and Moros agree not to mount any challenge directly or in concert with any other person in any court of law or otherwise seeking to interfere with or delay either the closing of the merger or the transfer of the Taro shares of the Levitts and Moros to Sun pursuant to the Option Agreement.

f.       Immediately upon the consummation of the Tender Offer, the current board of directors will resign and be replaced with nominees of Sun.

8.
If the injunction is not lifted within 30 days of the settlement date or is lifted but reinstated prior to the close of the Tender Offer, then the conditional increase to the price under the Option Agreement will be revoked (i.e. the price reverts back to $7.75).  This will also happen in the event the court rules that a STO is required.

Option 2

1.
Sun will amend the Tender Offer to increase the Offer Price to $9.00 per Ordinary Share for all non-Levitt shareholders.  The Tender Offer will close at the earliest possible time (i.e. 10 Business Days from the date of the increase – if not prohibited by the injunction).

2.
Simultaneously, Sun will conditionally agree to increase the Option Price to the equivalent of $8.25 per Ordinary Share, notwithstanding the provisions of the Option Agreement, subject to the closing of the Tender Offer.

3.	In addition, Taro, Taro’s directors, the Levitts and Moros acknowledge and agree that:

•	no special tender offer is or was required for purposes of the Option Agreement,

•	the Tender Offer, as originally constituted and as amended, complies with the Option Agreement,

•	Taro’s Board recommends that shareholders tender their shares into the Tender Offer.

•	Taro and the independent directors withdraw their Israeli appeal and request the withdrawal of the corresponding injunction prohibiting the closing of the Tender Offer,

•	Taro and the independent directors withdraw the Irish facility litigation, and

•
Taro, Taro’s directors, the Levitts and Moros will not mount any challenge directly or in concert with any other person in any court of law preventing the transfer of the Taro shares of the Levitts and Moros to Sun.

4.
The Levitts and Moros will immediately deliver their shares to an independent escrow agent pending the closing of the Tender Offer.  The escrow agent will be instructed to release the shares to Sun and the consideration to the Levitts and Moros upon notice from the depositary of the closing of the Tender Offer.  In addition, upon written request of Sun at any time following its exercise of the Option Agreement, Levitt/Moros will agree to an immediate cancellation of the founder’s shares either by way of redemption of such shares by Taro for nominal value or conversion of such shares into deferred shares.

5.	Taro and the outside directors withdraw their Israeli appeal, request the withdrawal of the corresponding injunction and withdraw the Irish facility litigation.

6.
If the injunction is not lifted within 30 days of the settlement date or is lifted but reinstated prior to the close of the Tender Offer, then the conditional increase to the price under the Option Agreement will be revoked (i.e. the price reverts back to $7.75).  This will also happen in the event the court rules that a STO is required.

7.
Following the closing of the Tender Offer and the Option Agreement, all directors of Taro (other than the two statutory independent directors) will resign and fill the vacancies with directors designated by Sun.